BIZCOM U.S.A., INC.
                        2003 ANNUAL REPORT ON FORM 10-KSB
                                  EXHIBIT 14.0


CODE OF ETHICS
--------------

The Company has adopted the following Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the "Responsible Executives"):

     1) The Responsible Executives will at all times conduct themselves honestly and ethically, and ethically handle actual or apparent conflicts of interests between personal and professional relationships. The Company will maintain internal procedures so that all executives and employees conduct themselves in a similar fashion.

     2) The Responsible Executives will ensure that all reports and documents filed with the U.S. Securities and Exchange Commission and other public communications made by the Company will contain full, fair, timely and understandable disclosures.

     3) The Responsible Executives will comply with all applicable governmental laws, rules and regulations. The Company insists that all executives and employees conduct themselves in a similar fashion.

     4) The Company will maintain a system so that employees will promptly report internal violations of the Code of Ethics to a Responsible Executive.

     5) The Board of Directors will hold Responsible Executives accountable for adherence to the Code of Ethics, and the Responsible Executives will hold all other executives and employees accountable to the Code of Ethics.